UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Invesco Real Estate Income Trust Inc.

(Name of Issuer)

Class D Common Stock, par value $0.01 per share

Class E Common Stock, par value $0.01 per share

Class I Common Stock, par value $0.01 per share

Class S Common Stock, par value $0.01 per share

Class T Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Invesco Advisers, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,372,040
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,372,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,040 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.9% (2)
12.	Type of Reporting Person CO, IA

(1)

This amount includes (a) 87,471 shares of Class E Stock held directly by Invesco Advisers, Inc. (“IAI”), (b) 351,856 shares of Class D Stock, 311,283 shares of Class I Stock, 351,856 shares of Class S Stock and 351,856 shares of Class T Stock held indirectly by IAI through Invesco Realty, Inc. (“IRI”), which is a wholly owned subsidiary of IAI, and (c) 1,083,303 shares of Class I Stock and 834,416 shares of Class E Stock held directly by Invesco Global Property Plus Fund (“IGP+”), which is advised by IAI.

(2)	Based on a total of 22,687,439 shares of Common Stock issued and outstanding as of November 1, 2024.

1.	Names of Reporting Persons Invesco Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,372,040
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,372,040

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,372,040 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 14.9% (2)
12.	Type of Reporting Person IA, HC

(1)

This amount includes (a) 87,471 shares of Class E Stock held indirectly by IAI, which is a wholly owned subsidiary of Invesco Ltd., (b) 351,856 shares of Class D Stock, 311,283 shares of Class I Stock, 351,856 shares of Class S Stock and 351,856 shares of Class T Stock held indirectly by IAI through IRI, which is a wholly owned subsidiary of IAI, and (c) 1,083,303 shares of Class I Stock and 834,416 shares of Class E Stock held directly by IGP+, which is advised by IAI.

(2)	Based on a total of 22,687,439 shares of Common Stock issued and outstanding as of November 1, 2024.

Item 1.

(a)	Name of Issuer: Invesco Real Estate Income Trust Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2300 N. Field Street, Suite 1200, Dallas, TX 75201

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is jointly filed by Invesco Advisers, Inc. (“IAI”) and Invesco Ltd (“IVZ” and, together with IAI, the “Reporting Persons”). IAI is an investment adviser. IVZ is parent holding company control person.

(b)	Address of Principal Business Office for the Reporting Persons is:

1331 Spring St. NW Suite 2500

Atlanta, GA 30309

(c)	Citizenship:

IAI is a corporation incorporated under the laws of Delaware.

IVZ is a company organized under the laws of Bermuda.

(d)	Title and Class of Securities:

Class D Common Stock, par value $0.01 per share (the “Class D Stock”);

Class E Common Stock, par value $0.01 per share (the “Class E Stock”);

Class I Common Stock, par value $0.01 per share (the “Class I Stock”);

Class S Common Stock, par value $0.01 per share (the “Class S Stock”); and

Class T Common Stock, par value $0.01 per share (the “Class T Stock” and, together with the Class D Stock, Class E Stock, Class I Stock, Class S Common Stock, and the Issuer’s Class N Common Stock, par value $0.01 per share, collectively, the “Common Stock”).

(e)	CUSIP No.:

None.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own, in the aggregate, 3,372,040 shares of Common Stock.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Persons represents 14.9% of the Issuer’s issued and outstanding Common Stock based on a total of 22,687,439 shares of Common Stock issued and outstanding as of November 1, 2024.

(c)	Number of shares of Common Stock as to which IAI has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,372,040
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,372,040

Number of shares of Common Stock as to which IVZ has:

(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,372,040
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,372,040

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Securities reported on this Schedule 13G are beneficially owned by investment advisory clients which may include investment companies registered under the Investment Company Act and/or other separately managed accounts. IGP+, which is advised by IAI, and IRI, which is wholly owned by IAI, each beneficially owns over 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Cover Page.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of dissolution of group.

Not applicable.

Item 10. Certifications.

Not applicable.

Exhibits.

Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

INVESCO ADVISERS, INC.

By:	/s/ Tina Carew
Name:	Tina Carew
Title:	Attorney in Fact*

INVESCO LTD.

By:	/s/ Tina Carew
Name:	Tina Carew
Title:	Attorney in Fact**

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.2 to the Form 3 filed by the Reporting Person on April 26, 2024.
**	Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.3 to the Form 3 filed by the Reporting Person on April 26, 2024.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the attached Schedule 13G, and any and all amendments thereto, with respect to the common stock of Invesco Real Estate Income Trust Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of November 14, 2024

Invesco Ltd.

By:	/s/ Robert R. Leveille
Name: Robert R. Leveille
Title: Global Head of Compliance

Invesco Advisers, Inc.

By:	/s/ Todd F. Kuehl
Name: Todd F. Kuehl
Title: Head of Compliance Americas